Exhibit 2

Rio de Janeiro, September 15 2016

To:

Oi S.A. – In Judicial Reorganization

Rua do Lavradio, 71, 2nd Floor

Centro, Rio de Janeiro – RJ

CEP: 20230-070

A/C: José Mauro Mettrau Carneiro da Cunha (Chairman of the Board of Directors) and José Augusto da Gama Figueira (Secretary)

Re: Declaration of Vote against the decision of the Meeting of the company’s Board of Directors held on September 12, 2016.

Dear Sirs,

I, MARCOS DUARTE SANTOS, Brazilian, single, production engineer, holder of identity card RG No. 08.383.583-5, issued by IFP/RJ, registered under Individual Taxpayer Identification (CPF/MR) No. 014.066.837-36, with an office on Av. Ataulfo de Paiva 204, Rooms 1001 to 1010, Leblon, Rio de Janeiro, CEP 22440-033, member of the Board of Directors of OI S.A. – In Judicial Reorganization, publicly-held company, with headquarters at Rua do Lavradio No. 71, 2nd floor, CEP. 22230-070, Rio de Janeiro, RJ, registered under Corporate Taxpayer Indentification (CEP) No. 76.535.764/0001-43 (“OI” or “Company”), hereby come by means of and for the purposes of Article 158, paragraph 1, of Law No. 6,404/76, and with awareness of the duty of due diligence required of members of the Board of Directors, to include in the minutes my express opposition with respect to the deliberation of the company’s Board of Directors on September 12, 2016, for the reasons that follow:

As is general knowledge, in such meeting of the Board of Directors the election of board member Mr. Ricardo Malavazi Martins to the position of Chief Financial Officer of the Company was approved.

It happens that, despite the relevance of such position within the structure of this and any company, the fact is that the selection process for this decision was extremely deficient, possibly non-existent, going against the best practices of corporate governance, which today are a global requirement without any exception especially for a company that is going through a critical moment as is currently the case with Oi.

First, note that, although it is an duty of the Board of Directors to appoint the CFO of the Company, the Peoples Committee of the company, extrapolating its current scope and usurping the power of the Board of Directors, not only named Mr. Ricardo Malavazi Martins to assume the role but also defined his compensation terms.

As such, it is worth mentioning the recommendation of the Corporate Governance Manual created by the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governanca Corporativa—IBGC), which suggests that the Chairman of the Board submit such indication as a proposal of the respective compensation for the approval of the Board of Directors.

This affirmation—that the selection of the CFO was made prior to the deliberation of the Board of Directors —is found in the statement sent to the members of board via email by Mr. Ricardo Malavazi Martins himself a day before the Meeting which would approve him, in which, among other things, he questioned the terms of his prosed compensation with vehemence and opposition.

As noted in such correspondence, the prior selection of the company’s new CFO made it so that the meeting of the Board of Directors—the body responsible for the naming and appointment of the position, it should be emphasized—represented a formality, in that it made it look like the selection of the Chief Financial Officer was effectively debated and fundamentally discussed by a competent and legitimate body.

The submission to the Board of Directors of some C.V.’s of candidates that were not even interviewed for the position and the lack of presentation, in the meeting of the board held on September 9, 2016, of what the compensation of the Chief Financial Director consisted of in comparison to the prior CFO were insufficient for the Board of Directors to discuss issues of such high importance.

It would have been prudent to have a previous and reasonable selection process of suitable candidates to support any decision. Without a dignified recruiting process, with the selection of C.V.’s and effective candidate interviews (both current employees and outside parties), referring to specialized consultants and other prerequisites of good governance with the purpose of equipping the selection subsystem, the approval of the new CFO became, in my opinion, a fragile and hasty decision.

The prevailing argument for the immediate selection of the new CFO was the supposed urgency, due to the vacancy of the position and the company’s judicial reorganization proceeding: an argument which, in my opinion, is weak and reckless. It is known that the composition of the Board of Directors will soon be modified, as it faces instability due to the diminished representation of the current board’s equity base. Nothing would be more reasonable than deferring this decision for a few weeks, giving the future CFO the backing of the new Board.

The appointment of Mr. Ricardo Malavazi Martins to the position of CFO represents, therefore, an unacceptable privilege and proves to be accommodation of conveniences, even if in favor of corporate peace, to the detriment of the company.

The extraordinary compensation approved in the plan, representing a burden and pleding of personal assets, is known by all the Board Members, and the source of embarrassment of some. However, the extension of the benefits to one of the board members, when taken to the level of a CFO, is a contradictory privilege and without such risk to wealth.

My opposition, therefore, is not necessarily or directly to Mr. Ricardo Malavazi Martins specifically, but strictly towards the absence of a selection process for the new Chief Financial Officer and the complete disrespect to any impartial procedure for that purpose.

A company as big as Oi, in the situation in which it finds itself, cannot afford to ignore the best practices of corporate governance, allowing the interests of others to prevail in the choice of a position of such relevance, in addition to welcoming a change uncorrelated to the prior event that lead the company to this point.

In light of the above, I record my vote as against the decision made on September 12, which approved the appointment of Mr. Ricardo Malavazi Martins for the position of the Company’s Chief Financial Officer.

Having nothing to add, I sign below.

Sincerely,

/s/ Marcos Duarte Santos

Marcos Duarte Santos